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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                             Granite Financial, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   38740H107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                     07024
                                (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].




                                  Page 1 of 12



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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                  7.      SOLE VOTING POWER
                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              408,000
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          408,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            408,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                    [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            10.95%

          14.     TYPE OF REPORTING PERSON*
                  PN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              408,000
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          408,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            408,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                      [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            10.95%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                  7.      SOLE VOTING POWER
                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              408,000
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          408,000

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            408,000

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            10.95%

          14.     TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                  7.      SOLE VOTING POWER
                          212,200

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              None
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  212,200
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            212,200

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                          [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.70%

          14.     TYPE OF REPORTING PERSON*
                  PN


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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 7, 1996, as amended by Amendment No. 1 filed with the Commission on December 3, 1996 and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The Partnerships and Managed Accounts expended an aggregate of approximately $3,416,124 (including brokerage commissions, if any) to purchase the 408,000 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety as set forth below:

                   (a)-(b) On the date of this Statement:

                           (i)       Mr. Kramer has beneficial ownership for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 408,000 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 10.95% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS.

                           (ii)      Mr. Spellman has Beneficial Ownership of
408,000 of Common Stock by virtue of his position as one of the two

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                  general partners of KS.  Such shares represent 10.95% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)     KS has Beneficial Ownership of 408,000
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 10.95% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                           (iv)      Boston Provident Partners, L.P. has
Beneficial Ownership of 212,200 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 5.70% of the issued and outstanding Common Stock.

                  The percentages used herein are calculated based upon the 3,725,000 shares of Common Stock stated to be issued and outstanding as of October 25, 1996, as reflected in the Company's Prospectus dated October 25, 1996.

                  (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the last filing of the Schedule 13D are set forth in Schedule I hereto. All such transactions were over-the-counter purchases.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends

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                  from or the proceeds of sale of shares of Common Stock.
Boston Provident Partners, L.P. is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A:  Joint Filing Agreement among the Reporting
Persons.



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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 1996

                                                 KRAMER SPELLMAN L.P.



                                                 By: /s/ Orin S. Kramer
                                                 Name: Orin S. Kramer
                                                 Title: a General Partner



                                                 By: /s/ Jay Spellman
                                                 Name: Jay Spellman
                                                 Title: a General Partner



                                                 /s/ Orin S. Kramer
                                                 Orin S. Kramer



                                                 /s/ Jay Spellman
                                                 Jay Spellman

                                                 BOSTON PROVIDENT PARTNERS, L.P.
                                                 By: Kramer Spellman, L.P.



                                                 By: /s/ Orin S. Kramer
                                                 Name: Orin S. Kramer
                                                 Title: a General Partner



                                                 By: /s/ Jay Spellman
                                                 Name: Jay Spellman
                                                 Title: a General Partner



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                                                                   Schedule I


Date               Shares Purchased         Price Per Share

12/4/96                  20,000                 $9.250
12/11/96                 35,000                  8.875
12/12/96                  5,000                  8.875



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                                 Exhibit Index

Exhibit                                                             Page No.

Exhibit A:        Joint Filing Agreement, dated                        12
                  December 12, 1996, among Kramer
                  Spellman, L.P., Orin S. Kramer,
                  Jay Spellman and Boston Provident
                  Partners, L.P.